

KW
3/19/13

14048070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

SEC FILE NUMBER
8- 66579

MAR 04 2014

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01 | 01 | 13 AND ENDING 12 | 31 | 13
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIMAS, LLC D/B/A Curran Advisory Services

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

30 S. Pearl St., Ste 902
(No. and Street)

Albany   NY   12207
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine A. Groden   (518) 391.4215
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – if individual, state last, first, middle name)

66 S. Pearl St., Ste 401   Albany, NY 12207
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**


3/18/14

OATH OR AFFIRMATION

I, _Catherine A. Groden_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _CIMAS, LLC_ , as

of _December 31_ , 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

COO
_____
Title

Theresa King
_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURRAN ADVISORY SERVICES

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2013

CURRAN ADVISORY SERVICES

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Commission	10
Other Reports	
Report on Internal Control Required by SEC Rule 17a-5	11

CURRAN ADVISORY SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	1,863
Investment in money market funds, at fair value		98,214
Due from clearing broker		50,000
Prepaid expenses and other assets		7,907
Total assets	$	157,984

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	757
Due to affiliate		1,009
Total liabilities		1,766

MEMBER'S EQUITY

		156,218
Total liabilities and member's equity	$	157,984

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF OPERATIONS
Year Ended December 31, 2013

Revenues:		
Commissions - debt and equity securities	$	2,680
Commissions - mutual funds		38,964
Interest income		89
Other income		26
Total revenues		41,759
Expenses:		
Clearing and custody	$	11,842
Employee compensation and benefits		6,025
Insurance		2,087
License and permits		4,709
Occupancy		3,000
Other operating		3,300
Professional		17,370
Total expenses		48,333
Net loss	$	(6,574)

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2013

Balance, January 1, 2013	$	162,792
Net Loss		(6,574)
Balance, December 31, 2013	$	156,218

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

	2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (6,574)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in prepaid expenses and other assets	(6,910)
Increase in accounts payable	141
Increase in due to affiliate	9
Cash used in operating activities	$ (13,334)
CASH FLOW FROM FINANCING ACTIVITIES	
Withdrawals from money market fund, net	(10,656)
Cash used in investing activities	(10,656)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$ (2,678)
CASH AND CASH EQUIVALENTS, Beginning of year	4,541
CASH AND CASH EQUIVALENTS, End of year	$ 1,863

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Organization

CIMAS, LLC d/b/a Curran Advisory Services (the Company) is a single member limited liability company.

The Company was formed for the purpose of providing individualized investment management services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

CIM, LLC d/b/a Curran Investment Management (Curran Investment Management) is an affiliate of the Company.

(b)   Revenue Recognition

Commissions on debt and equity securities transactions are recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Mutual fund commissions are recognized when earned by the Company.

(c)   Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2013. All customer transactions are cleared through another broker-dealer (Note 4) on a fully disclosed basis and the Company promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Company does not maintain margin accounts.

(d)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)   Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

(f)   Income Taxes

The Company is treated as a sole proprietor for federal and state income tax purposes, and it is the member's responsibility to report and pay income taxes on the Company's income. Accordingly, no provision for income taxes has been provided for in the Company's financial statements.

The Company follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2013.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities. However fiscal years 2010 and later remain subject to examination by the IRS and respective states.

(g)   Fair Value Measurement

The Company follows the accounting for fair value measurements and disclosures for financial assets, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Cash and investments are valued at fair value on a recurring basis and at December 31, 2013, are valued at Level 1 inputs, which equal carrying amounts, as follows:

Investment in money market fund	$98,214
Due from clearing brokers, invested in money market funds	$50,000

CURRAN ADVISORY SERVICES
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)   Subsequent Events

In preparing these financials, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2014, the date the financials were available for issuance.

NOTE 2 — RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, Curran Investment Management allocated certain operating expenses to the Company for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Company. Curran Investment Management is reimbursed by the Company on a monthly basis at a flat rate of $1,000 per month for occupancy expenses, employee services and other miscellaneous operating expenses. Expenses allocated to the Company were approximately $12,000 for the year ended December 31, 2013. Approximately $1,009 is due to Curran Investment Management at December 31, 2013 and is non-interest bearing.

In December 2013, the Company and Curran Advisory Services began purchasing business insurance from a captive insurance company owned by the member's spouse. Coverage includes various business risks such as business interruption, data breach, legislative and regulatory, etc. Total premium for the first year approximated $143,000, of which approximately $2,800 was allocated to Curran Advisory Services. The prepaid portion at December 31, 2013 approximated $2,600 and is included in prepaid expenses.

NOTE 3 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2013, the Company had net capital, as defined, of approximately $144,400, which was approximately $139,400 in excess of its minimum required net capital of $5,000 at December 31, 2013. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 at December 31, 2013.

NOTE 4 — COMMITMENT

In December 2010 Curran Advisory Services entered into a clearing agreement with a new clearing firm. This agreement requires the clearing firm to extend to Curran Advisory Services clearing, execution and other services related to securities business transactions as allowed by rules and regulations governing securities transactions. In consideration for these services, the clearing firm requires Curran Advisory Services to maintain minimum deposits of $50,000 and excess net capital, as defined, however the clearing firm has the right to change these requirements. There is no minimum transaction fee required under the agreement. As of December 31, 2013 all requirements under the clearing agreement have been met. The initial term of this agreement is for five years, through December 2, 2015. If termination notice is not given, by either party, 90 days prior to the end of the initial term, the agreement shall be considered renewed until such notification of termination is received.

NOTE 5 — CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and investment in money market funds. The Company places cash and temporary cash investments with high quality credit institutions. At times such investments may be in excess of the FDIC insurance limit.

FDIC insurance per depositor is $250,000 per account.

NOTE 6 — RISKS AND UNCERTAINTIES

The multi-year long credit and liquidity crisis in the United States and around the world continues to have far-reaching implications for financial markets and the banking system. The crisis has resulted in numerous major events, including major bank acquisitions, and the extension of government financing to private financial institutions. These and other events have had a significant impact on the financial markets, both domestic and foreign, and on individual investors in those markets and could impact client fee income.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CURRAN ADVISORY SERVICES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2013

	2013
Net Capital	
Total member's equity qualified for net capital	$ 156,218
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses and other assets	(7,907)
CRD Account	(1,863)
Net capital before haircuts on securities positions	$ 146,448
Haircuts on money market investment (2%)	(1,964)
Net Capital	$ 144,484
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 757
Due to affiliate	1,009
Total aggregate indebtedness	$ 1,766
Computation of Basic Net Capital Requirement	
6 2/3% of aggregate indebtedness	$ 118
Minimum net capital requirement	5,000
Excess net capital over minimum net capital requirement	$ 139,484
Excess net capital at 1000%*	$ 144,307

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There are no material differences between the Company's computation of net capital as filed in Part II A, Quarterly 17a-5 (a) Focus Report, and the above schedule as of December 31, 2013.

OTHER REPORTS



REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

In planning and performing our audit of the financial statements of Curran Advisory Services (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 24, 2014


UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

We have audited the accompanying financial statements of Curran Advisory Services (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curran Advisory Services as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

UHY LLP

Albany, New York
February 24, 2014